

February 2, 2012

Via E-mail
Mark J. Stockslager
Chief Financial Officer
SunLink Health Systems, Inc.
900 Circle 75 Parkway, Suite 1120
Atlanta, GA 30339

>   Re: **SunLink Health Systems, Inc.**
>   **Form 10-K for the Fiscal Year Ended June 30, 2011**
>   **Filed September 27, 2011**
>   **Form 10-Q for the Quarterly Period Ended September 30, 2011**
>   **Filed November 10, 2011**
>   **File No. 001-12607**

Dear Mr. Stockslager:

       We have reviewed your filings and have the following comments. In some of our comments, we ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter within 10 business days by providing us the requested information, amending your filings or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

       After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2011

Item 9A. Controls and Procedures, page 68

1. Please amend your filing to include management's assessment of the effectiveness of your internal control over financial reporting as of the end of your most recent fiscal year as required under paragraph a of Item 308 of Regulation S-K.

Note 5. Medicaid Electronic Health Records Incentive Reimbursement Receivable Deferred
Revenue-Medicare Electronic Health Records Incentive Reimbursement, page F-14

2. Please address the following regarding your estimated Medicaid and Medicare EHR
incentive payments:

- Provide us your accounting policies for recognizing Medicaid and Medicare EHR
incentive payments. Address why you believe revenue recognition for Medicare
incentive program revenues is appropriate given that the final EHR incentive
payment is required to be based on a cost report year that begins within the EHR
reporting period. Since the EHR reporting period began on October 1, 2010, it is
not clear how cost report information for the cost report year that will determine
the final calculation of the incentive payment would have been available.
- Please provide us an analysis supporting classification of Medicaid and Medicare
EHR incentive payment amounts recognized for Medicaid and Medicare incentive
programs in the line item "Net Revenues" within your Consolidated Statements of
Earnings and Loss. If recognition of these amounts follows gain contingency
accounting, clarify for us why these amounts are not classified at the end of your
"costs and expenses" similar to "gain on sale of home health business."

This comment also applies to your Form 10-Q for the quarterly period ended September
30, 2011.

Exhibits 31.1 and 31.2

3. The executive certifications you have filed as exhibits to your Form 10-K do not contain the
exact certification wording required by item 601(b)(27)-(30) of Regulation S-K. Please
revise your Form 10-K to include corrected certifications that include the entire introductory
language of paragraph 4 to also address your officers' responsibility for establishing and
maintaining internal control over financial reporting. This comment also applies to the
certifications filed with your Form 10-Q for the quarterly period ended September 30, 2011.

Form 10-Q for the Quarterly period ended September 30, 2011

Item 4. Controls and Procedures, page 28

4. In accordance with paragraph c of Item 308 of Regulation S-K, please revise your Form 10-Q
to disclose whether or not there were any changes in your internal control over financial
reporting identified in connection with the evaluation required by paragraph (d) of §240.13a-
15 or §240.15d-15 of this chapter that occurred during your last fiscal quarter (the fourth
quarter in an annual report) that has materially affected, or is reasonably likely to materially
affect, your internal control over financial reporting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filings to be certain that the filings include the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are

in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Mary Mast, Staff Review Accounting, at (202) 551-3613 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant